575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

June 3, 2014

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Justin Dobbie

Re:	Finjan Holdings, Inc. Preliminary Proxy Statement on Schedule 14A Filed May 16, 2014 File No. 001-33304

Dear Mr. Dobbie:

Set forth below is the response on behalf of Finjan Holdings, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated May 30, 2014 (the “Comment Letter”), concerning the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on May 16, 2014.  For your convenience and to facilitate your review, we have set forth herein the comment of the Staff contained in the Comment Letter followed by our response.

A marked copy of the Proxy Statement, which have been revised in accordance with our response below and otherwise updated, is being delivered to you separately.

General

1.
Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, it appears that you have combined multiple matters in Proposal 4D. Please revise to unbundle Proposal 4D into three separate proposals. If any of the proposals are mutually conditioned, please revise the proxy statement accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals.

AUSTIN        CENTURY CITY        CHARLOTTE        CHICAGO        HOUSTON        IRVING        LOS ANGELES
NEW YORK        ORANGE COUNTY        SAN FRANCISCO BAY AREA        SHANGHAI        WASHINGTON, DC
LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

June 3, 2014
United States Securities and Exchange Commission
Division of Corporate Finance

Response: In response to the Staff’s comment, the Company has unbundled Proposal 4D into three separate proposal (Proposals 4D, 4E and 4F).  See pages 46-48 of the revised Proxy Statement.  We supplementally advise the Staff that neither Proposal 4D, 4E nor 4F is conditioned upon the adoption of any other proposal.

*           *           *

In submitting this response letter, the Company has authorized be to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of our responses or the Registration Statement, please feel free to call me (212-940-6348).

Sincerely yours,

/s/ Elliot Press
Elliot Press